Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:31 08-Dec-06
Number	5799N

Michael Page
INTERNATIONAL

RNS Number:5799N
Michael Page International PLC
08 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

06/12/06

11) Date company informed

08/12/06

12) Total holding following this notification

29,948,622

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 - 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification .... 8TH DECEMBER 2006

To: Michael Page International plc
Date: 6 December 2006

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (331,936,434 shares outstanding)

Number of shares in which the Companies have an interest:

29,948,622

Name(s) of registered holder(s):

See Schedule B

As of 6 December 2006	Number of Shares
Michael Page International plc	
The Capital Group Companies, Inc. ("CG") holdings	29,948,622
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	963,625
• Capital International Limited	2,059,706
• Capital International S.A.	272,900
• Capital International, Inc.	82,600
• Capital Research and Management Company	26,569,791
• New Perspective Fund	16,745,000

Schedule of holdings in Michael Page International plc
As of 6 December 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		532,864
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	963,625

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600
Bank of New York Nominees	294,372
Northern Trust	285,908
Chase Nominees Limited	463,554
Midland Bank plc	22,200

Morgan Guaranty	77,800
Nortrust Nominees	342,100
State Street Bank & Trust Co.	44,600

Citibank NA	133,000
HSBC Bank plc	265,300
Mellon Bank N.A.	48,700
Bank One London	14,400
Nordea Bank	55,172
TOTAL	2,059,706

Capital International S.A.

Registered Name	Local Shares
Chase Nominees Limited	133,800
Midland Bank plc	6,100
Pictet & Cie, Geneva	20,200
State Street Bank & Trust Co.	13,800
Lloyds Bank	7,300
HSBC Bank plc	91,700
TOTAL	272,900

Capital International. Inc.

Registered Name	Local Shares
Chase Nominees Limited	36,000
Nortrust Nominees	32,600
HSBC Bank plc	14,000
TOTAL	82,600

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		9,479,391
Chase Nominees Limited		16,745,000
JPM Nominees Ltd.		35,000
State Street Bank & Trust Co.		310,400
	TOTAL	26,569,791

Schedule B
Page 6 of 6

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Blocklisting Interim Review
Released	10:20 15-Dec-06
Number	9841N

Michael Page INTERNATIONAL

82-5162

RNS Number:9841N
Michael Page International PLC
15 December 2006

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15th December 2006

1. Name of Company:

Michael Page International plc

2. Name of scheme

Michael Page International plc Executive Share Option Scheme

3. Period of return:

From 16th June 2006 To 15th December 2006

4. Balance under scheme from previous return:

16,801,437

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

3,091,718

7. Balance under scheme not yet issued/allotted at end of period

13,709,719

8. Number and class of securities originally listed and the date of admission

37,135,159 ordinary shares of 1p each - 19th December 2005.

9. Total number of securities in issue at the end of the period

332,793,239

Name of contact Jeremy Tatham

Address of contact Michael Page International plc,

Page House,

1 Dashwood Lang Road,

The Bourne Business Park,

Addlestone,

Weybridge,

Surrey, KT15 2QW

Telephone number of contact (01932) 264143

Signed by Kelvin Stagg

Company secretary, for and on behalf of

Name of applicant Michael Page International plc.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	10:42 15-Dec-06
Number	9868N

RECEIVED

Michael Page
INTERNATIONAL

82-5162

RNS Number:9868N
Michael Page International PLC
15 December 2006

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Michael Page International plc's capital consists of 332,793,239 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 332,793,239.

The above figure of 332,793,239 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:06 20-Dec-06
Number	3609O

Michael Page
INTERNATIONAL

82-5162

RNS Number:3609O
Michael Page International PLC
20 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHED

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

15/12/06

11) Date company informed

20/12/06

12) Total holding following this notification

29,965,899

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

KELVIN STAGG
01932 - 264141

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

K.STAGG

Date of Notification 20 DECEMBER 2006

To: Michael Page International plc
Date: 15 December 2006

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (332,793,239 shares outstanding)

Number of shares in which the Companies have an interest:

29,965,899

Name(s) of registered holder(s):

See Schedule B

As of 15 December 2006	Number of Shares
Michael Page International plc	
The Capital Group Companies, Inc. ("CG") holdings	29,965,899
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	963,623
• Capital International Limited	2,059,700
• Capital International S.A.	272,900
• Capital International, Inc.	82,600
• Capital Research and Management Company	26,587,066
• New Perspective Fund	16,745,000

Schedule of holdings in Michael Page International plc
As of 15 December 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		532,864
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	963,625

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600
Bank of New York Nominees	294,372
Northern Trust	285,908
Chase Nominees Limited	463,554
Midland Bank plc	22,200
Morgan Guaranty	77,800

Nortrust Nominees	342,100
State Street Bank & Trust Co.	44,600

Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,059,706

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		133,800
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
State Street Bank & Trust Co.		13,800
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	272,900

Capital International. Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	9,493,868
Chase Nominees Limited	16,745,000
JPM Nominees Ltd.	35,000
State Street Bank & Trust Co.	313,200
TOTAL	26,587,068

Schedule B
Page 6 of 6

This information is provided by RNS
The company news service from the London Stock Exchange

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